

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2024

Sandra Beaver
Chief Financial Officer
Evolus, Inc.
520 Newport Center Dr.
Suite 1200
Newport Beach, CA 92660

      Re: **Evolus, Inc.**
          Form 10-K for Fiscal Year Ended December 31, 2023
          File No. 001-38381

Dear Sandra Beaver:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences